Exhibit 99.413

Nextech AR To Exhibit at eTail Palm Springs 2022 February 28 - March 2

eTail is where the top minds in retail meet, collaborate and learn about what’s disrupting the industry

VANCOUVER, B.C., Canada – February 22, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce that it will exhibit at the upcoming eTail Palm Springs 2022: The eCommerce & Omnichannel Retail Conference to showcase its ARitize 3D and ARitize CAD solutions for ecommerce and product manufacturing. eTail Palm Springs 2022 will have the biggest names in retail such as Office Depot, Dell Technologies, GNC, Lush, Marc Jacobs, Saks Off Fifth, Perry Ellis, Levi’s, Fossil, PetSmart, Hewlett Packard, Williams-Sonoma, Walgreens and more.

ARitize 3D Video - click here

Event Details

Dates: February 28 - March 2, 2022
Location: JW Marriott Desert Springs Resort & Spa, Palm Desert, California
Exhibitor Booth: # 318
Register: https://etailwest.wbresearch.com/

At the event, Nextech will highlight its suite of ecommerce and product manufacturing solutions for 3D/AR, in addition to to 3D/AR model enhancements, including product hotspots, animations, 360+ exploded views, 3D swirl ads, configurator, 3D carousel, virtual staging and room decorator.

To receive more information, or schedule a meeting with Nextech AR at eTail Palm Springs 2022, please contact:

Adrian Hinrichsen - SVP Business Development & Global Head of Digital Sales
adrian.hinrichsen@nextechar.com

ARitize 3D is the One-Stop-Shop 3D/AR solution for ecommerce that is:

●	Affordable - lowest cost provider

●	Scalable - fastest, seamless , high quality

●	Frictionless - requires low implementation effort

●	AI & ML powered - automated 3D model creation

●	End to End - from model creation to CMS & AR visualization

The Company’s proprietary Augmented Reality Management system, along with its ARitize 3D technology, combine to address key pain points currently experienced by online retailers. Nextech’s solution integrates seamlessly into the PDP page, capturing 2D images and automatically transforming them into 3D/AR models. Retail and Ecommerce clients have experienced increases in sales and conversions, higher engagement and decreases in returns. Nextech AR is already working with large brands including Kohl’s, Sears, Pier 1, Kmart Australia, Ford, DesignerInc and more.

Augmented Reality empowers customers to “try before they buy”, visualizing products in their space before buying. They can pinch, zoom, rotate and see all of the details of a product from all angles, bridging the gap between in-person and online shopping.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.